Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30, 2018	Year Ended December 31
		2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$822	$682	$(7,625)	$(936)	$4,712	$2,764
Add:
Distributed earnings from equity in unconsolidated affiliates	4	15	29	11	16	19
Fixed charges	336	776	791	634	554	511
Subtotal	1,162	1,473	(6,805)	(291)	5,282	3,294
Less:
Equity in earnings of unconsolidated affiliates	—	10	31	28	15	9
Total earnings (loss) available for fixed charges	$1,162	$1,463	$(6,836)	$(319)	$5,267	$3,285

Fixed charges:
Interest expense	$300	$705	$698	$463	$396	$339
Rental expense representative of interest	36	71	93	171	158	172
Total fixed charges	$336	$776	$791	$634	$554	$511

Ratio of earnings to fixed charges	3.5	1.9	(a)	(a)	9.5	6.4
(a) Total earnings (loss) available for fixed charges for the years ended December 31, 2016 and December 31, 2015 were inadequate to cover fixed charges by $7.6 billion and $953 million, respectively. Reported losses during these periods were primarily due to merger-related costs and termination fee of $4.1 billion and impairments and other charges of $3.4 billion for the year ended December 31, 2016, and impairments and other charges of $2.2 billion for the year ended December 31, 2015.